February 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration – DEFSEC Technologies Inc. Registration Statement on Form F-3 Filed February 2, 2026 (SEC File No. 333-293140)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DEFSEC Technologies Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-293140), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on February 10, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Nicholas Arruda, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Nicholas Arruda of Dorsey & Whitney LLP at (416) 367-7377 with any questions with respect to this request.

Sincerely,

DEFSEC TECHNOLOGIES INC.

/s/ Jennifer Welsh
Jennifer Welsh
Chief Financial Officer